UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
Annual Report

Name of issuer:	New Generation Consumer Group Inc
Legal status of issuer	
Form:	Form C-AR: Annual Report
Jurisdiction of Incorporation/Organization:	Delaware
Date of organization:	February 15, 1989
Physical address of issuer:	300 Delaware Ave. Suite 210 #297 Wilmington, DE 19801
Website of issuer:	www.tutiaz.com

Current Number of Employees: 1

Total Assets:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Cash & Cash Equivalents:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Accounts Receivable:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Short-term Debt:	Most recent fiscal year-end:	$150.00	Prior fiscal year-end:	$0.00
Long-term Debt:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Revenues/Sales	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Cost of Goods Sold:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Taxes Paid:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Net Income:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	-$656,650.00

GENERAL INSTRUCTIONS

Information to be Included in the Form

Offering Statement Disclosure Requirements

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must file the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (§ 227.201).

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 *et seq.*), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), (e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g), (h), (l), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income); the jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Other than the information required to be provided in XML format, an issuer may provide the required information in the optional Question and Answer format included herein or in any other format included on the intermediary's platform, by filing such information as an exhibit to this Form, including copies of screenshots of the relevant information, as appropriate and necessary.

If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (§ 227.201) or Rule 203(a)(3) is responsive to one or more other paragraphs of Rule 201 of Regulation Crowdfunding (§ 227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)), issuers are not required to make duplicate disclosures.

Annual Report Disclosure Requirements

(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer;

> See page 1

(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:

> **(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and**

> **(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.**

Directors (and any persons occupying a similar status or performing a similar function) of the issuer:
Officers (and any persons occupying a similar status or performing a similar function) of the issuer:

DIRECTORS OF THE COMPANY

Name:	LUCIA DE FATIMA OLIVEIRA
Dates of Board Service:	November 09 - 2022 - Now
Principal Occupation:	Chief Executive Officer (CEO)
Employer:	New Generation Consumer Group, Inc.
Dates of Service:	November 09, 2022 - Now
Business Experience: during past three years with an indication of job responsibilities:	
Employer:	Formacion Programada
Employer's principal business:	Professional Training
Title:	CFO
Dates of Service:	September 2017 - October 2022
Responsibilities:	Analyzing financial data, forecasting, performance, and devising strategies for growth

OFFICERS OF THE COMPANY

Name:	Ignasi Garces	Jorge P.Rodriguez	Josep Garcia-Salles
Title:	Chief Technology Officer (CTO)	Digital Marketing	Chief Operating Officer (COO)
Dates of Service:	July 22 -2023	September, 10 - 2023	November, 15 - 2023
Responsibilities:	Overseeing the technological infrastructure of the company, ensuring the implementation of new systems and technologies, and leading the company's R&D efforts	Lead the company's digital marketing strategies, including SEO, content marketing, social media, and online advertising campaigns.	In charge of the day-to-day administrative and operational functions .

(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

Name of Holder	*No. and Class of Securities Now Held*	*%Voting Power Prior to Offering on a fully diluted basis*
USA Financial Holdings Inc.*	**1,000,000 Class A-2 Preferred****	**43.08%**

* USA Financial Holdings owned 100% by director LUCIA DE FATIMA OLIVEIRA

** Preferred converts 1000: 1 into the Issers Common Shares representing 1,000,000,000 shares.

(d) A description of the business of the issuer and the anticipated business plan of the issuer;

The company's original activity among other things was for investing in and merging with companies in the BIOTECH, MEDICAL, and PHARMACEUTICAL and Hospitality sectors. The Company will not rule out investments and mergers, but at this time is not actively doing so. If this changes the Company will make proper disclosure by filling Form CIA under Regulation Crowdfunding.

Due to the successful expertise of two members of our Board, the Company will engage in complementary activities such as creating the largest Online Business School. The Company has launched a new business model: WaaS/SaaS providing automated LMS solutions under the brand Tutiaz.
Tutiaz is a web service that enables users to create their own Learning Management System websites, known as (LMS). The platform is designed to be user-friendly yet powerful, offering a suite of tools for course creation, lesson planning, and quiz development. All of it customizable and using Artificial Intelligence (AI) into its core.
The target of the clients goes from individual instructors to educational institutions such as online schools, business schools and why not: universities.

The system supports integration with blogging platforms and allows for domain mapping, improving the user experience.

Tutiaz is committed to make digital education accessible and efficient, which is reflected in the pricing strategy, offering a free trial followed by several plans.
The mission is to empower educators and businesses by providing an intuitive, fully-automated platform to launch and manage online course websites with ease and efficiency.
The vision is to be the leading provider of automated LMS solutions, recognized for innovation, user-friendliness, and exceptional customer service.

The Unique Selling Proposition (USP) includes:

- Fully automated, WordPress-based LMS course website builder.
- Elegant, professional, and conversion-optimized design.
- Additional services like SEO consultation and custom redesign.

(e) The current number of employees of the issuer;

One

(f) A discussion of the material factors that make an investment in the issuer speculative or risky;

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers, partners, vendors, etc, or the world, we can make little or no profit and can be driven out of business.

Regulatory Compliance. The online education sector is increasingly subject to government regulations and standards. Changes in laws or regulations, or failure to comply with existing ones, could result in fines, legal actions, or the inability to operate in certain jurisdictions.

Dependency on Internet Infrastructure. Tutiaz's operations are heavily reliant on internet infrastructure. Any disruptions in internet services, cybersecurity threats, or data breaches could significantly impact the company's operations and reputation.

Intellectual Property Risks. The industry faces issues related to intellectual property rights and content piracy. Tutiaz must effectively manage and protect its intellectual property while respecting the rights of others. Any legal disputes could result in substantial costs and distract management.

Market Acceptance. The success of Tutiaz depends on market acceptance of online learning platforms. Shifts in consumer preferences or the educational sector's resistance to online solutions could negatively impact the demand for Tutiaz's services.

Global Market Risks. As an online platform, Tutiaz may attract a global user base, exposing it to risks associated with international operations, such as currency fluctuations, differing legal environments, and geopolitical uncertainties.

Revenue Model Risks Tutiaz's revenue model, based on subscriptions or service fees, may be subject to fluctuations due to market trends, customer retention rates, and the ability to attract new customers.

Economic Downturns. The industry is sensitive to economic cycles. During economic downturns, clients may reduce or delay spending one-learning platforms, impacting Tutiaz's revenue and growth prospects.

Reputation and Brand Risk. The success ofTutiaz heavily relies on its brand reputation. Any negative publicity, whether justified or not, could damage its reputation and affect user trust and business prospects.

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

(m) A description of the ownership and capital structure of the issuer, including:

(1) The terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer;

THIS IS AN ANNUAL REPORT. NO SECURITIES BEING OFFERED.

(2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered;

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above,

you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

See item (c) above.

(5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties; and

Risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

Risks to purchasers associated with corporate actions including:

- Additional issuances of securities:
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- Issuer repurchases of securities:
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- A sale of the issuer or of assets of the issuer:
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- Transactions with related parties:
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgment as to the Company's best interests. The

Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

A description of the restrictions on transfer of the securities, as set forth in § 227.501;

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(p) A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms;

NONE

(q) A description of exempt offerings conducted within the past three years;

A REGULATION C OFFERING WAS JUST COMMENCED. NO SECURITIES HAVE BEEN SOLD

(r) A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest:

(1) Any director or officer of the issuer;

(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

NONE

(t) Financial statements

(x) Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of § 227.202;

No

(y) Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading;

No other material information.

Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

NEW GENERATION CONSUMER GROUP, INC
FINANCIAL STATEMENTS (UNAUDITED)

For the years ended as of

December 31, 2022 and 2023

New Generation Consumer Group, Inc
Financial Statements (Unaudited)
For the Years ended 2022 and 2023
Index to Financial Statements

New Generation Consumer Group, Inc

Balance Sheet Statement (Unaudited)

As of December 31, 2022 and 2023

ASSETS	2022	2023
Current Assets	-	-
Non-Current Assets	-	-
TOTAL ASSETS	-	-
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payables	8,304	27,724
Non-Current Liabilities		
Payable to Related Parties	652,000	-
Total Liabilities	**660,304**	**27,724**
Equity		
Common Stock (issued and outstanding 1,321,272,777 shares)	669,273	1,321,273
Preferred Stock (Issued and outstanding 1,000,000 Shares)	1,000	1,000
Retained Earnings	(1,330,577)	(1,349,997)
Total Equity	**(660,304)**	**(27,724)**
TOTAL LIABILITIES AND EQUITY	-	-

The accompanying notes are an integral part of these financial statements

New Generation Consumer Group, Inc

Income Statement (Unaudited)

For the year ended as of December 31, 2022 and 2023

	2022	2023
Revenues	-	-
Total Revenues	-	-
Less Operating Expenses		
Legal and Professional Fees	653,000	14,420
Dues and Subscriptions	3,500	5,000
Total Operating Expenses	**656,500**	**19,420**
Net Income (Loss)	**(656,500)**	**(19,420)**

New Generation Consumer Group, Inc

Statement of Changes in Equity (Unaudited)

For the year ended as of December 31, 2022 and 2023

	Common Stock	Preferred Stock	Retained Earnings	Equity Balance
Beginning Balance as of January 1, 2022	669,273	1,000	(674,077)	(3,804)
Common Stock Issuance during 2022	-	-	-	(3,804)
Net (Loss) During 2022	-	-	(656,500)	(660,304)
Equity Ending Balance as of December 31, 2022	**669,273**	**1,000**	**(1,330,577)**	**(660,304)**
Common Stock Issuance during 2023	652,000	-	-	(8,304)
Net (Loss) During 2023	-	-	(19,420)	(27,724)
Equity Ending Balance as of December 31, 2023	**1,321,273**	**1,000**	**(1,349,997)**	**(27,724)**

New Generation Consumer Group, Inc

Statement of Cash Flow (Unaudited)

For the year ended as of December 31, 2022 and 2023

OPERATING ACTIVITIES	2022	2023
Net Income (Loss)	(656,500)	(19,420)
Adjustments to Reconcile Net Income to Net Cash provided by operations:		
Change in Accounts Payables	4,500	19,420
Net cash used by operating activities	**(652,000)**	-
FINANCING ACTIVITIES		
Common Shares Issued	-	652,000
Non-Current Liabilities	652,000	(652,000)
Net cash provided by financing activities	**652,000**	-
NET CASH INCREASE (DECREASE) FOR PERIOD	-	-
Cash at the beginning of the period	-	-
CASH AT END OF PERIOD	-	-

The accompanying notes are an integral part of these financial statements

New Generation Consumer Group, Inc

Notes to the Financial Statements

As of December 31, 2023

1.   DESCRIPTION OF THE BUSINESS

The company's original activity was for investing in and merging with companies in the Biotech, Medical, and Pharmaceutical and Hospitality sectors. The Company will not rule out investments and mergers, but at this time is not actively operating.

Currently the Company is a holding company and has launched a new business model under the trade name as Tutiaz. The model is a WaaS/SaaS providing automated LMS solutions under the brand Tutiaz. Tutiaz is a web service that enables users to create their own Learning Management System websites, known as (LMS).

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1.   Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

2.2.   Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management evaluates the estimates and assumptions based on historical experience and believes those estimates and assumptions are reasonable based on the information available to them.

2.3.   Equity Balances

The company is approved to issue 2 billion shares of common stock at $0.001 par value, any amount paid in excess of par value is recorded as Additional Paid-In Capital. As of December 31, 2022 and 2023 the company has issued 669,272,777 and 1,321,272,777 common shares to various shareholders respectively.

In 2023, the company has converted the non-current liabilities of $652,000 into 652,000,000 of common shares.